盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
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WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

04045628

Our Ref: 22277-00002

October 11, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 12 2004 WASH. D.C. 179 SECTION

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

Carrie Jieyi Li

10/21

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

October 11, 2004

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

DELAY IN APPOINTMENT OF THE QUALIFIED ACCOUNTANT

The Board wishes to announce that the Company will not be able to appoint a qualified accountant with appropriate professional qualifications as required by Rule 3.24 of the Listing Rules by 30 September 2004. The Board will use its best endeavours to effect the appointment as soon as practicable.

China Oilfield Services Limited (the "**Company**") will not be able to appoint a qualified accountant with appropriate professional qualifications as required by Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") by 30 September 2004.

Given the importance of the role and function of a qualified accountant to oversee the Company's compliance with the requirements under the Listing Rules with regard to financial reporting and other accounting-related issues, the Company requires additional time to identify suitable candidates for the position. Despite attempts to find a suitable candidate, the Company has not been able to find a suitable candidate who meets all the requirements of Rule 3.24 of the Listing Rules on terms acceptable to the Company. The board of directors (the "**Board**") of the Company is still in the process of verifying and collecting background information of the potential candidates. It is unlikely that the appointment can be effected on or before 30 September 2004 and therefore, the Company will not be able to meet the requirements set out in Rule 3.24 of the Listing Rules on 30 September 2004. The Board will use its best endeavours to effect the appointment as soon as possible.

As at the date of this announcement, the Board comprises seven members: Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang as independent non-executive directors.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 30 September, 2004

Please also refer to the published version of this announcement in The Standard.